

July 26, 2018

Thomas B. Pickens
Chief Executive Officer
Astrotech Corporation
201 West 5th Street, Suite 1275
Austin, TX 78701

> **Re: Astrotech Corporation**
> **Registration Statement on Form S-3**
> **Filed June 3, 2018**
> **File No. 333-226060**

Dear Mr. Pickens:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed on June 3, 2018

General

1. We note that you do not appear to be eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1. To the extent you do not meet the public float requirement in General Instruction I.B.1, and instead intend to rely upon General Instruction I.B.6., please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at 202-551-3680 or Susan Block at 202-551-3210 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure